EXHIBIT 11.1
STATEMENT OF COMPUTATION OF PER SHARE RESULTS
 (in thousands, except per share amounts)

                                 Three Months              Six Months
                                Ended March 31,           Ended March 31,
                               1996         1997        1996          1997
Net income (loss)            $ 2,576      $ (493)     $ 2,875       $ (375)
Weighted average number of
common stock outstanding       9,286       11,350       9,269        11,239
Number of common stock
equivalents as a result of stock
options outstanding using the
treasury stock method            839          ---         839          ---
Number of common stock issued
and stock options granted in
accordance with Staff Accounting
Bulletin No. 83                  369          ---         369          ---
Shares used in per share
calculation                   10,494       11,350      10,477        11,239
Net income (loss) per share  $ 0.25       $(0.04)     $ 0.27        $(0.03)